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                                                                      Exhibit 20


FOR IMMEDIATE RELEASE

Contact:          Randall Taylor                Mark Trinske / Bob Sarvis
                  Vice President                Investor Relations
                  Simula, Inc.                  Trinske Communications, Ltd.
                  (602) 631-4005                (303) 665-7760

              SIMULA REPORTS SECOND QUARTER 1998 FINANCIAL RESULTS:
 Simula Also Announces Plan to Divest of its Rail and Mass Transit Operations to
                            Focus on its High Growth
      Automotive Safety Systems, Airline Seating and Government Businesses.

PHOENIX, Ariz. - August 5, 1998 - Simula, Inc. (NYSE: SMU) announced today its financial results for the second quarter and six months ended June 30, 1998. Additionally, the Company announced that it intends to strategically focus its efforts and capital on expanding its automobile safety, airline seating and government businesses, and has adopted a plan to sell its rail seating operations. The Company's rail seating operations are being reported as discontinued operations.

Revenues for the second quarter of 1998 increased 98% to $25.7 million as compared to $13.0 million for the same period in 1997. Revenues for the six months ended June 30, 1998 increased 99% to $48.3 million as compared to $24.3 million for the same period in 1997. These increases were primarily attributable to increased sales of the Inflatable Tubular Structure (ITS) for automobiles and 16G airliner passenger seats.

Income from continuing operations for the second quarter of 1998 was $502,976 or $.05 per share compared to a loss of ($244,031) or ($.03) per share for the same period in 1997. Income from continuing operations for the six months ended June 30, 1998 was $731,655 or $.07 per share compared to a loss of ($1.1) million or ($.12) per share for the same period in 1997.

Net loss, after the loss from discontinued operations, for the second quarter of 1998 was ($6.1) million or ($.62) per share compared to net income of $18,301 or less than $.01 per share for the same period in 1997. Net loss, after the loss from discontinued operations, for the six months ended June 30, 1998 was ($6.1) million or ($.62) per share compared to a net loss of ($547,836) or ($.06) per share for the same period in 1997.

"We are very pleased with the further improvement in financial performance in our continuing operations. Growth in revenues and our focus on costs and expenses have produced the results we anticipated. The relocation of our San Diego aircraft seating operation in July 1998, growth in revenues from automotive inflatable restraints and airline seating products, and our ongoing focus on costs are anticipated to provide further improvement in operating results." commented Don Townsend, president of Simula, Inc.

Simula also announced it has adopted a plan to sell its rail and mass transit seating operations. The Company has initiated an active marketing plan and anticipates it will sell these operations as ongoing businesses within the next twelve months. These companies will continue their marketing, sales and manufacturing activities as Simula prepares them for sale.


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The decision to sell these operations is a major step in the Company's strategic plan to maximize shareholder value by focusing its management and capital resources on its operations that have the greatest revenue growth and profit potential. Management believes the sale of the rail seating businesses will provide the Company with a significant amount of cash to reinvest in its other businesses that have better current and projected growth rates and financial returns. In addition, the sale will allow senior company management to focus on its other businesses and should improve the predictability of the company's earnings.

The net loss from discontinued operations was ($6.6) million or ($.67) per share during the second quarter of 1998. Included in this amount is a net loss from operations of the discontinued segment of ($1.9) million or ($.20) per share primarily resulting from production delays. The remainder of the loss from discontinued operations of ($4.7) million or ($.47) per share represents the write down of the remaining net assets of these businesses to their net realizable value based upon an independent valuation. This write-down was principally comprised of the write-off of intangible assets and represents a non-cash charge. Estimated costs of disposal and projected operating results have been included in determining the net realizable value of these businesses. Therefore, the Company does not anticipate that these operations will have any significant impact on future earnings during the period prior to their sale.

"The acquisition and operation of our two rail businesses provided the manufacturing capacity and business volume that were necessary to support our entry into the airliner seating business. This strategy enabled us to become the first successful new entrant into the commercial aircraft seating business in more than 25 years. Now that our airliner seating business has successfully moved into its new facility and has established an annual run rate of nearly $40 million, the strategy has been accomplished. We now have the opportunity to focus our economic and management resources on businesses with higher returns." said Don Townsend. "Based on near-term opportunities for significant new programs in the rail business, this is the best time to maximize the value of these businesses. We will continue to position these subsidiaries so they can be positive contributors to their new owners."

Simula, Inc., based in Phoenix, Arizona, USA, is an acknowledged world leader in transportation safety and energy absorption technology. Its principal product lines are protective systems including inflatable restraints, airbags and ballistic armor and high technology energy absorbing aircraft seating systems. Additional information about the company is located on the Internet at http://www.simula.com.

This press release contains forward-looking statements that involve risks and uncertainties that may cause the company's actual experience to differ materially from that anticipated. Estimates are based on reliable information and past experience. However, operating results are affected by a wide variety of factors, many of which are beyond the control of the company. Factors and risks affecting operating results include those described in the Company's registration statements and periodic reports filed with the U.S. Securities and Exchange Commission. Additional factors include, but are not limited to, the ultimate realizable value of assets held for sale, the levels of orders which are received and can be shipped in a quarter; whether and when order options are exercised; customer order patterns and seasonality; contract mix among the company's three business segments and shifting production and delivery schedules; manufacturing capacity and yield, costs of labor, raw materials, supplies and equipment; reliability of vendor base; amount of resources committed to research and development from time to time; technological changes; competition and competitive pressures on pricing; and economic conditions in the United States and worldwide.


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                                  SIMULA, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
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
                                                              THREE MONTHS ENDED JUNE 30,            SIX MONTHS ENDED JUNE 30,
                                                            -------------------------------       -------------------------------
                                                                1998               1997               1998               1997
                                                            ------------       ------------       ------------       ------------
Revenue                                                     $ 25,739,419       $ 13,006,130       $ 48,281,597       $ 24,317,606

Cost of revenue                                               19,067,593          8,284,746         35,683,586         16,164,703
                                                            ------------       ------------       ------------       ------------

Gross margin                                                   6,671,826          4,721,384         12,598,011          8,152,903

Administrative expenses                                        4,690,539          4,114,239          9,087,781          8,207,766
                                                            ------------       ------------       ------------       ------------

Operating income (loss)                                        1,981,287            607,145          3,510,230            (54,863)

Interest expense                                              (1,194,824)        (1,210,503)        (2,403,650)        (2,000,683)

Interest income                                                   52,513            173,327            115,075            173,327
                                                            ------------       ------------       ------------       ------------

Earnings (loss) before taxes and discontinued
operations                                                       838,976           (430,031)         1,221,655         (1,882,219)

Income tax (expense) benefit                                    (336,000)           186,000           (490,000)           768,000
                                                            ------------       ------------       ------------       ------------

Earnings (loss) from continuing operations                       502,976           (244,031)           731,655         (1,114,219)

Discontinued operations:
     (Loss) earnings from discontinued operations, net
      of tax                                                  (1,932,410)           262,332         (2,156,388)           566,383
     Estimated loss on disposal, net of tax                   (4,680,000)                           (4,680,000)
                                                            ------------       ------------       ------------       ------------

Net (loss) earnings                                         $ (6,109,434)      $     18,301       $ (6,104,733)      $   (547,836)
                                                            ============       ============       ============       ============

(Loss) earnings per common share - basic:
     Earnings (loss) from continuing operations             $       0.05       $      (0.03)      $       0.07       $      (0.12)

     Discontinued operations:
          (Loss) earnings from discontinued
          operations, net of tax                                   (0.20)              0.03              (0.22)              0.06
          Estimated loss on disposal, net of tax                   (0.47)                                (0.47)
                                                            ------------       ------------       ------------       ------------
     Net (loss) earnings                                    $      (0.62)      $         --       $      (0.62)      $      (0.06)
                                                            ============       ============       ============       ============

(Loss) earnings per common share - assuming dilution:
     Earnings (loss) from continuing operations             $       0.05       $      (0.03)      $       0.07
     Discontinued operations:
          (Loss) earnings from discontinued
          operations, net of tax                                   (0.19)              0.03              (0.21)
          Estimated loss on disposal, net of tax
                                                                   (0.46)                                (0.46)
                                                            ------------       ------------       ------------
     Net (loss) earnings                                    $      (0.60)      $         --       $      (0.60)
                                                            ============       ============       ============



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